EXHIBIT 99.3
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
          THE STRATEGIC ACQUISITION OF WESTERN CANADIAN CORE PROPERTIES CALGARY, ALBERTA - NOVEMBER 10, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces it has entered into an agreement to acquire certain oil and natural gas properties located in Alberta, British Columbia and Saskatchewan, for an aggregate cash consideration of approximately $698 million, net of proceeds received from an agreement to concurrently dispose of a portion of such properties for approximately $50 million and cash flows realized since the effective date of September 1, 2004. The anticipated December 2004 production from the properties being acquired by Canadian Natural, after the above noted disposition, is estimated at 105 million cubic feet per day of natural gas and 7,500 barrels per day of light crude oil and NGLs being approximately 25,000 barrels of oil equivalent of daily production on a six to one basis. The acquisition, which is expected to close in December 2004, also includes over 510,000 net acres of undeveloped land.

This acquisition fits Canadian Natural's strategy of dominating its core areas and related infrastructure, as the vast majority of the properties being acquired by the Company are located within its core areas. Canadian Natural expects to effect operating cost reductions through synergies with its own existing facilities in these core areas. Initial assessments have identified approximately 90 new well locations and 200 well recompletion opportunities on the properties being acquired. In addition it extends the Company's North Alberta core region into the light oil operating area of Dawson. Consistent with similar acquisitions in 2004 this acquisition is expected to provide additional free cash flow during the construction years of the Horizon Oil Sands Project.

The acquisition will be funded using existing available credit facilities. Due to the strength of the Company's balance sheet, the Company expects to exit 2004 with a debt to book capitalization of approximately 34% and debt to EBITDA of under 0.9 times, both well below the Company's targeted ranges. The Company's conventional growth strategy continues to focus on adding value through organic low-risk drilling and accretive acquisitions.

Concurrent with the acquisition, Canadian Natural's Board of Directors have reviewed its planned capital expenditures for 2004 with forecast capital expenditures now expected to accumulate to $4.5 billion. This acquisition results in new 2004 production guidance of 280 - 288 thousand barrels per day of crude oil and NGLs and 1,380 - 1,392 million cubic feet per day of natural gas. Further detailed guidance may be found on Canadian Natural's website (WWW.CNRL.COM). Canadian Natural will release its 2005 Corporate budget information on November 15, 2004, which will incorporate the impacts of the proposed acquisition.

A conference call to discuss this acquisition will be held at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time on Wednesday, November 10, 2004. The North American conference call number is 1-877-888-4210 and the outside North American conference call number is 001-416-695-5261. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through Canadian Natural's website at WWW.CNRL.COM.

A taped rebroadcast will be available until 6:00 p.m. Mountain Standard Time on November 17, 2004. To access the postview in North America, dial 1-866-518-1010. Those outside of North America, dial 001-416-695-5275.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Special Note Regarding Currency, Production and Reserves
In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.
For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8
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
TELEPHONE:            (403) 514-7777                      ALLAN P. MARKIN        JOHN G. LANGILLE
FACSIMILE:            (403) 517-7370                             Chairman               President
EMAIL:                IR@CNRL.COM
WEBSITE:              www.cnrl.com                          STEVE W. LAUT         COREY B. BIEBER
TRADING SYMBOL - CNQ: Toronto Stock Exchange      Chief Operating Officer               Director,
                      New York Stock Exchange                                  Investor Relations
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